2591 Dallas Parkway
                                                             Suite 102
                                                             Frisco, TX 75034
                                                             Tel: 972-963-0000
                                                             Fax: 469-633-0099


Meditech Pharmaceuticals, Inc.



June 13, 2005


Ms. Sasha Parikh
Staff Accountant
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: File No. 0-12561

Dear Ms. Parikh:

In response to your letter of May 26, 2005 we have amended our Form 10-QSB for the quarter ended February 28, 2005 as follows:

1. We have included a robust discussion under "The write off of assets, liabilities and stockholders' deficit".

2. We have made the requested changes in the statements of operations and cash flows.

3.   We have rounded out the earnings per share.

Thank you for bringing these matters to our attention.

Sincerely,


/s/ Kevin B. Halter, Jr.

Kevin B. Halter, Jr.

The write-off of assets, liabilities and stockholders' deficit.

During the quarter ended February 28, 2005, we wrote off all of the assets, liabilities and stockholders' deficit previously recorded.

The bulk of Meditech's debt was in the form of accrued salaries and expenses owed to an affiliate and also to corporate officers and employees. During this quarter, all of that debt was converted to stock or options in Meditech and/or in Meditech's newly formed subsidiary, East West Distributors, Inc.

Specifically, Meditech owed Petro-Med, Inc. $3,610,000 in principal, plus accrued interest Of $899,346 through September 30, 2004. On October 25, 2004, pursuant to a Debt Exchange Agreement by and between Meditech and Petro-Med, Meditech and Petro-Med agreed that the principal amount of debt owed to Petro-Med would be exchanged for 180,500,000 pre-split restricted shares of Meditech common stock. Interest was agreed to be forgiven.

Meditech also owed Gerald N. Kern $1,882,440.40 in accrued salary plus interest through December 31, 2004. On January 12, 2005, pursuant to a Debt Exchange
Agreement by and between Meditech and Mr. Kern, Meditech and Mr. Kern agreed that this principal amount of accrued salary owed to Mr. Kern would be exchanged for non-qualified stock options to purchase 750,000 shares of Meditech common stock at an exercise price of $.001 per share. Interest was agreed to be forgiven.

Meditech owed Cynthia S. Kern $535,863.50 in accrued salary plus interest through December 31, 2004. On January 12, 2005, pursuant to a Debt Exchange Agreement by and between Meditech and Mrs. Kern, Meditech and Mrs. Kern agreed that this principal amount of accrued salary owed to Mrs. Kern was to be exchanged for non-qualified stock options to purchase 750,000 shares of Meditech common stock at an exercise price of $.001 per share. Interest was agreed to be forgiven.

Meditech owed Gumersinda Nave $303,724.18 in accrued salary plus interest through December 31, 2004. On January 12, 2005, pursuant to a Debt Exchange
Agreement by and between Meditech and Ms. Nave, Meditech and Ms. Nave agreed that this principal amount of accrued salary was to be exchanged for 150,000 restricted shares of East West Distributors, Inc. common stock. Interest was agreed to be forgiven.

Meditech owed Steven Kern $175,000 in accrued salary plus interest through December 31, 2004. On January 12, 2005, pursuant to a Debt Exchange Agreement by and between Meditech and Mr. Steven Kern, Meditech agreed that this principal amount of accrued salary owed to Mr. Steven Kern was to be exchanged for 150,000 restricted shares of East West Distributors, Inc. common stock. Interest was agreed to be forgiven.

The above referenced debt exchanges accounted for approximately 96% of the debt reduction. The balance of the debt, some of which was disputed, was in form of items that expired under the statute of limitations, and thus were written off.

East West Distributors, Inc. was formed and incorporated by Meditech as a wholly owned subsidiary on December 13, 2004. Meditech's pharmaceutical development business was transferred to this new subsidiary and will continue its efforts toward receiving regulatory approvals for new pharmaceuticals and to seek diversification of its business beyond the pharmaceutical industry under its old management. The stock of East West Distributors, Inc. will be distributed in form of a stock dividend to Meditech shareholders of record as of February 17, 2005 as soon as such distribution is approved by the Securities and Exchange Commission.


                  MEDITECH PHARMACEUTICALS, INC. AND SUBSIDIARY
                          (Development Stage Companies)
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                                   (Unaudited)
--------------------------------------------------------------------------------

                                                                                                               For the Period
                                                                                                                May 14,1982
                                            For The Three    For The Three    For The Nine     For The Nine        (Date of
                                             Months Ended     Months Ended     Months Ended     Months Ended    Inception) to
                                             February 28,     February 29,     February 28,     February 29,     February 28,
                                                2005             2004             2005             2004             2005
                                            -------------    -------------    -------------    -------------    -------------

Revenue                                     $        --      $        --      $        --      $        --      $     152,132
                                            -------------    -------------    -------------    -------------    -------------

Operating expenses:
Research and development                             --               --               --               --          1,899,450
General and administrative                         44,041           69,426          138,626          223,403       14,130,760
General                                              --               --               --               --            325,400
                                            -------------    -------------    -------------    -------------    -------------

Total Operating expenses                           44,041           69,426          138,626          223,403       16,355,610
                                            -------------    -------------    -------------    -------------    -------------

Loss before other income (expense)                (44,041)         (69,426)   $    (138,626)        (223,403)     (16,203,478)
                                            -------------    -------------    -------------    -------------    -------------

Other income (expense):
Interest expense                                     --               --                (15)              65       (3,439,389)
Interest income                                        23                4               56             --            305,899
Other income, net                                    --               --               --               --             81,612
Gain on forgiveness of debt                     2,278,158             --          2,278,158             --          2,278,158
Gain on write-down of accounts payable               --               --               --               --          1,405,232
                                            -------------    -------------    -------------    -------------    -------------

Total other income (expenses)                   2,278,181                4        2,278,199               65          631,513
                                            -------------    -------------    -------------    -------------    -------------

Loss before minority interest in losses
   of subsidiary                                2,234,140          (69,421)       2,139,573         (223,338)     (15,571,965)
                                            -------------    -------------    -------------    -------------    -------------

Minority interest in losses of subsidiary         191,300             --            191,300             --            521,100
                                            -------------    -------------    -------------    -------------    -------------

Net (loss) income                           $   2,425,440    $     (69,421)   $   2,330,873    $    (223,338)   $ (15,050,865)
                                            =============    =============    =============    =============    =============

Net (loss) income available to common
   stockholders per common share:           $         0.7    $        --      $         0.8    $        --
                                            =============    =============    =============    =============

Net (loss) income per common share -
   basic and diluted                        $         0.3    $        --      $         0.2    $        --
                                            =============    =============    =============    =============

Weighted average shares outstanding:
Basic                                             834,525      161,980,378          413,656      160,214,449
                                            =============    =============    =============    =============

Diluted                                           834,525      161,980,378          413,656      160,214,449
                                            =============    =============    =============    =============

                  MEDITECH PHARMACEUTICALS, INC. AND SUBSIDIARY
                          (Development Stage Companies)
                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
              FOR THE NINE MONTHS ENDED FEBRUARY 28, 2005 AND 2004
--------------------------------------------------------------------------------


                                                   For The Nine    For The Nine
                                                   Months Ended    Months Ended
                                                   February 28,    February 28,
                                                       2005           2005
                                                   ------------    ------------

Cash flows from operating activities:
  Net income                                       $  2,330,873    $   (223,338)
  Adjustments to reconcile (net loss) income to
    net cash used in operating activities:
     Depreciation and amortization                          858             372
     Forgiveness of debt                              2,278,158            --
     Stock issued in exchange for debt                3,775,425            --
       Minority interest in losses of subsidiary       (191,300)           --
     Changes in operating assets and liabilities:
       Other current assets                                --            (2,379)
       Other assets                                       7,448           9,587
       Accounts payable and accrued expenses           (257,893)        (38,556)
       Advances from affiliates                      (4,509,346)        (10,000)
       Accrued compensation                          (3,493,187)        240,000
                                                   ------------    ------------

  Net cash used in operating activities                 (58,964)        (24,314)

Cash flows from investing activities:
  Purchase of furniture and fixtures                       --            (1,724)
                                                   ------------    ------------

Cash flows from financing activities:
  Proceeds from issuance of common stock                   --            82,000
                                                   ------------    ------------


Net change in cash and cash equivalents                 (58,964)         55,962

Cash and cash equivalents, beginning of period           58,964          20,418
                                                   ------------    ------------

Cash and cash equivalents, end of period           $       --      $     76,380
                                                   ============    ============